SECURITIES AND EXCHANGE COMMISSION
		     Washington, D. C.  20549


			  SCHEDULE 13D/A
	     Under the Securities Exchange Act of 1934
			 Amendment No. 19


		      MARION MERRELL DOW INC.
			 (Name of Issuer)


	    COMMON STOCK, par value $0.10 per share
		(Title of Class of Securities)

			    569713-10-0
			  (CUSIP Number)


			  John Scriven
		Vice President and General Counsel
		    The Dow Chemical Company
			  2030 Dow Center
		     Midland, Michigan 48674
			 (517) 636-5914
	  (Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)



			February 28, 1995
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].


Check the following box if a fee is being paid with this statement [  ].
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		      CUSIP No. 569713-10-0


1)      Name of Reporting Persons and its       RH Acquisition Corp.,
       	I.R.S. Identification No.               a wholly owned subsidiary of
						                                          The Dow Chemical Company


2)      Check the Appropriate Box if a          (a)     [   ]
       	Member of a Group                       (b)     [ x ]


3)      SEC Use Only


4)      Source of Funds                         AF


5)      Check Box if Disclosure of Legal
       	Proceedings is Required Pursuant        [   ]
	to Items 2(d) or 2(e)


6)      Citizenship or Place of Organization    Delaware


Number of       7)    Sole Voting Power         55,934,100(FN1)  20.2%(FN2)
Shares
Beneficially    8)    Shared Voting Power       0
Owned by
Each            9)    Sole Dispositive Power    55,934,100(FN1)  20.2%2(FN2)
Reporting
Person With     10)   Shared Dispositive Power  0


11)     Aggregate Amount Beneficially           55,934,100(FN1)  20.2%(FN2)
	owned by Each Reporting Person
	as of February 28, 1995

12)     Check Box if the Aggregate Amount       [    ]
	in Row (11) Excludes Certain Shares


13)     Percent of Class Represented by         20.2%(FN2)
	Amount in Row (11) as of
	February 28, 1995


14)     Type of Reporting Person                CO
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			 CUSIP No. 569713-10-0


1)      Name of Reporting Persons and its       Dow Holdings Inc.,
        I.R.S. Identification No.               a wholly owned subsidiary of
						                                          The Dow Chemical Company


2)      Check the Appropriate Box if a          (a)     [   ]
       	Member of a Group                       (b)     [ x ]


3)      SEC Use Only


4)      Source of Funds                         AF


5)      Check Box if Disclosure of Legal        [   ]
       	Proceedings is Required Pursuant
       	to Items 2(d) or 2(e)


6)      Citizenship or Place of Organization    Delaware


Number of       7)      Sole Voting Power        75,000,000(FN1)  27.1%(FN2)
Shares
Beneficially    8)      Shared Voting Power      0
Owned by
Each            9)      Sole Dispositive Power   75,000,000(FN1)  27.1%(FN2)
Reporting
Person With     10)     Shared Dispositive Power 0


11)     Aggregate Amount Beneficially            75,000,000(FN1)  27.1%(FN2)
       	owned by Each Reporting Person
	       as of February 28, 1995

12)     Check Box if the Aggregate Amount        [   ]
       	in Row (11) Excludes Certain Shares


13)     Percent of Class Represented by          27.1%(FN2)
       	Amount in Row (11) as of
       	February 28, 1995


14)     Type of Reporting Person                 CO

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
			  CUSIP No. 569713-10-0


1)      Name of Reporting Persons and its        The Dow Chemical Company
       	I.R.S. Identification No.                I.R.S. Identification
						  No. 38-1285128


2)      Check the Appropriate Box if a           (a)     [   ]
       	Member of a Group                        (b)     [ x ]


3)      SEC Use Only


4)      Source of Funds                          WC, BK, 00


5)      Check Box if Disclosure of Legal
	Proceedings is Required Pursuant         [   ]
	to Items 2(d) or 2(e)


6)      Citizenship or Place of Organization     Delaware


Number of       7)      Sole Voting Power        196,865,790(FN1)  71.1%(FN2)
Shares
Beneficially    8)      Shared Voting Power      0
Owned by
Each            9)      Sole Dispositive Power   196,865,790(FN1)  71.1%(FN2)
Reporting
Person With     10)     Shared Dispositive Power 0


11)     Aggregate Amount Beneficially           196,865,790(FN1)  71.1%(FN2)
	owned by Each Reporting Person
	as of February 28, 1995

12)     Check Box if the Aggregate Amount       [   ]
	in Row (11) Excludes Certain Shares


13)     Percent of Class Represented by         71.1%(FN2)
	Amount in Row (11) as of
	February 28, 1995


14)     Type of Reporting Person                CO
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(fn>

FOOTNOTES TO PRECEDING COVER PAGES:

1. The Dow Chemical Company ("Dow"), directly and through its wholly owned subsidiaries RH Acquisition Corp. ("Acquisition") and Dow Holdings Inc. ("Dow Holdings"), holds 196,865,790 shares of the Issuer's common stock, par value $.10 per share.

2. Dow's, RH Acquisition's and Dow Holdings' combined percentage ownership of the Issuer's common stock is 71.1%, based on the number of shares of the Issuer's common stock outstanding on February 28, 1995, as advised by the Issuer.
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This Amendment No. 19 amends the Statement of Schedule 13D filed by The Dow
Chemical Company ("Dow"), RH Acquisition Corp. ("Acquisition") and Dow Holdings Inc. ("Dow Holdings") with the Securities and Exchange Commission on August 26, 1994, as previously amended (the "Schedule 13D"). This amendment is being filed to reflect a press release issued on February 28, 1995 and as further discussed in Item 4, below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Dow issued a press release on February 28, 1995, the text of which is as follows:

February 28, 1995

HOECHST, MARION MERRELL DOW AND DOW CHEMICAL MAKE JOINT ANNOUNCEMENT

The Hoechst Group, Marion Merrell Dow and The Dow Chemical Company announced today that they are engaged in discussions concerning the possible negotiated acquisition of all of the outstanding shares of Marion Merrell Dow by the Hoechst Group at a price of $25.75 per share in cash. Dow presently owns approximately 197 million shares, or approximately 71 percent, of Marion Merrell Dow's outstanding common stock.

Dow and the Hoechst Group are also discussing the possible acquisition of Dow's Latin American pharmaceuticals business for approximately $200 million.

The companies stated that while discussions are ongoing, the boards of directors and supervisory boards of the respective companies have not yet met to consider the possible transactions, no agreements have been reached and there can be no assurance that any agreements will be reached or that any transactions will be consummated.

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				 SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1995                  THE DOW CHEMICAL COMPANY


					   By: /s/ Enrique C. Falla
					   Name:   Enrique C. Falla
					   Title:  Executive Vice President
						   and Chief Financial Officer


				  SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1995                 RH ACQUISITION CORP.


					                                     By:  /s/ Eric P. Blackhurst
 				                                     Name:   Eric P. Blackhurst
					                                     Title:  Vice President and Secretary


                           				SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1995                  DOW HOLDINGS INC.


                                   					   By:  /s/ Enrique C. Falla
                                   					   Name:   Enrique C. Falla
                                   					   Title:  President

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